SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-36744

Cnova N.V.
(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

EXPLANATORY NOTE

On April 8, 2015, Cnova N.V. (the “Company”) published its Statutory Annual Report for the fiscal year ended December 31, 2014 (consisting of its directors’ report, its standalone financial statements, consolidated financial statements and other information required under Dutch law) with the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) and issued a press release titled “CNOVA N.V. Publishes 2014 Dutch Annual Financial Report and Agenda for 2015 AGM.” Copies of the Statutory Annual Report for the fiscal year ended December 31, 2014 and the press release announcing the filing of the Statutory Annual Report are furnished herewith as Exhibits 99.1 and 99.2, respectively. Additionally, a copy of the Statutory Annual Report is available on the Company’s website at www.cnova.com.

The Company also published a notice on April 8, 2015 that it will hold an annual general meeting of shareholders (the “Annual General Meeting”) on May 20, 2015. Copies of the Notice of and Agenda for the Annual General Meeting and the Explanatory Notes to the Agenda for the Annual General Meeting are furnished herewith as Exhibits 99.3 and 99.4, respectively. The Form of Proxy Card for Holders of Ordinary Shares, the Form of Voting Proxy for Special Voting Shares and the Form of Voting Proxy for certain Founding Shareholders are also attached hereto as Exhibits 99.5, 99.6 and 99.7, respectively. The Notice of and Agenda for the Annual General Meeting, the Explanatory Notes to the Agenda for the Annual General Meeting and the forms of proxy cards are available on the Company’s website at www.cnova.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: April 8, 2015	By:	/s/ VITOR FAGÁ DE ALMEIDA
	Name:	Vitor Fagá de Almeida
	Title:	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit	Description

99.1	Statutory Annual Report for the fiscal year ended December 31, 2014
99.2	Press release dated April 8, 2015 titled “CNOVA N.V. Publishes 2014 Dutch Annual Financial Report and Agenda for 2015 AGM”
99.3	Notice of and Agenda for the Annual General Meeting
99.4	Explanatory Notes to the Agenda for the Annual General Meeting
99.5	Form of Proxy Card for Holders of Ordinary Shares
99.6	Form of Voting Proxy for Special Voting Shares
99.7	Form of Voting Proxy for the Founding Shareholders